April 8, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
File No. 1-33794
Ladies and Gentlemen:
On behalf of Hillenbrand, Inc. (the “Registrant”), we are responding to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 25, 2010, with respect to the Registrant’s Annual Report on Form 10-K (“Annual Report”) for the fiscal year ended September 30, 2009.
For your convenience, we have repeated in bold type the Staff’s comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Certain terms used in this letter that are defined in the Annual Report have the meanings given to those terms in the Annual Report.

United States Securities and Exchange Commission
April 8, 2010
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FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009
Note 14, Fair Value Measurements, page 75
1.
We note your response to our prior comments four through ten. In addition to your future proposed disclosures relating to the expected payment dates and your expectations regarding the deferral and extension provisions, please disclose the specific factors you considered in determining that the Note is fully recoverable in light of the significant disparity between your estimated fair value and the carrying value of the Note.

Response: The Registrant will disclose in its applicable future periodic filings the specific factors it considers in determining whether it is probable that Forethought will not be able to honor the terms of the Note (in accordance with ASC 310-10-35-16).

2.	Please disclose in future filings the changes to the A.M. Best rating of Forethought’s subsidiary insurance operations and the related impact on your impairment assessment.

Response: The Registrant will disclose in its applicable future periodic filings the changes to the A.M. Best rating of Forethought’s subsidiary insurance operations and the impact on its periodic impairment assessment if such changes occur.

3.	Please disclose in future filings the estimated impact of the recent offering by Forethought on your fair value estimate and the probability of collection.

Response: The Registrant will disclose in its applicable future periodic filings the estimated impact of the successful equity offering completed by Forethought on its fair value estimate and the probability of collection.

FORM 8-K FILED ON JANUARY 11, 2010
4.
We note your response to prior comment 13. Please disclose in your future periodic filings the specific core competencies of the K-Tron merger you expect will add to the enterprise value of the Company.

Response: The Registrant will disclose in future periodic filings its specific core competencies that are expected to be applied in connection with the K-Tron merger in order to add to the enterprise value of the Registrant.

United States Securities and Exchange Commission
April 8, 2010
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The Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 812-931-5054.

Very truly yours,
/s/ Cynthia L. Lucchese
Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer Hillenbrand, Inc.